AB 3/16

KA 3/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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11019960

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section MAR 01 2011 RECEIVED Washington, DC 109

SEC FILE NUMBER
8-40875

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: L.O. Thomas & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2106 New Road, Suite A-6
(No. and Street)

Linwood, New Jersey 08221
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Risley, Jr. 609-927-4044
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jump, Scutellaro and Company, LLP
(Name – *if individual, state last, first, middle name*)

12 Lexington Avenue, Toms River, New Jersey 08753
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/24

OATH OR AFFIRMATION

I, John W. Risley, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.O. Thomas & Co., Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JUMP, SCUTELLARO AND COMPANY, L.L.P. CERTIFIED PUBLIC ACCOUNTANTS
12 LEXINGTON AVENUE · TOMS RIVER, NJ · 08753 · PHONE (732) 240-7377 · FAX (732) 505-8307 · WEBSITE: jumpcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
L.O. Thomas & Co., Inc. :

We have audited the accompanying statements of financial condition of L.O. Thomas & Co., Inc.(the Company) as of December 31, 2010 and 2009 and the related statements of income and changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L.O. Thomas & Co., Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Jump Scutellaro and Company LLP

Toms River, New Jersey
February 25, 2011

PENNSYLVANIA OFFICE: 1000 GERMANTOWN PIKE · SUITE H-1 · PLYMOUTH MEETING, PA · 19462 · PHONE (610) 275-0356 · FAX (610) 275-0894

L.O. Thomas & Co., Inc.

Statements of Financial Condition

December 31, 2010 and 2009

ASSETS

		2010	2009
Cash	$	13,170	26,811
Commissions receivable		45,916	57,394
Prepaid expenses		9,392	11,650
Fixed assets, net of accumulated depreciation		1,309	1,969
	$	69,787	97,824

LIABILITIES AND STOCKHOLDER'S EQUITY

		2010	2009
Commissions payable	$	38,401	55,091
Accounts payable		14,476	14,336
Total liabilities		52,877	69,427
Stockholder's equity:			
Common stock, no par value, 1,000 shares authorized, 100 shares issued and outstanding		30,000	30,000
Additional paid in capital		5,900	5,900
Retained earnings (deficit)		(18,990)	(7,503)
Total stockholder's equity		16,910	28,397
	$	69,787	97,824

See accompanying notes to financial statements.

L.O. Thomas & Co., Inc.

Statements of Income

For the Years Ended December 31, 2010 and 2009

	2010	2009
Income		
Commissions	$ 1,009,390	951,640
Expenses		
Commissions and clearing charges	751,145	687,077
Communications	3,220	3,669
Depreciation	660	79
Legal and professional	16,327	24,125
Market data expenses	1,701	1,549
Rent	21,600	22,100
Salaries, wages and benefits	46,433	47,792
Travel and entertainment	8,274	5,431
General and administrative	66,059	41,589
Total operating expenses	915,419	833,411
Income from operations	93,971	118,229
Other income (expense):		
Interest income	21	18
Interest expense	-	(67)
Net other income (expense)	21	(49)
Net Income	$ 93,992	118,180

See accompanying notes to financial statements.

L.O. Thomas & Co., Inc.
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2010 and 2009

	Common Stock	Additional Paid in Capital	Retained Earnings (deficit)	Total
Ending balances December 31, 2008	$ 30,000	5,900	(27,034)	$ 8,866
Distributions	-	-	(98,649)	(98,649)
Net earnings for the year ended December 31, 2009	-	-	118,180	118,180
Ending balances, December 31, 2009	30,000	5,900	(7,503)	28,397
Distributions	-	-	(105,479)	(105,479)
Net earnings for the year ended December 31, 2010	-	-	93,992	93,992
Ending balances, December 31, 2010	$ 30,000	5,900	(18,990)	$ 16,910

See accompanying notes to financial statements.

L.O. Thomas & Co., Inc.

Statements of Cash Flows

For the Years Ended December 31, 2010 and 2009

	2010	2009
Cash Flows from Operating Activities:		
Cash received from operations	$ 1,020,868	931,687
Cash paid to suppliers and employees	(929,051)	(814,649)
Interest received	21	18
Interest paid	-	(67)
Cash provided by operating activities	91,838	116,989
Cash Flows from Investing Activities:		
Purchase of fixed assets	-	(1,736)
Cash used in investing activities	-	(1,736)
Cash Flows from Financing Activities:		
Stockholder distributions	(105,479)	(98,649)
Cash used in financing activities	(105,479)	(98,649)
Net (decrease) increase in cash	(13,641)	16,604
Cash at beginning of year	26,811	10,207
Cash at end of year	$ 13,170	26,811

See accompanying notes to financial statements.

L.O. Thomas & Co., Inc.

Statements of Cash Flows (continued)

For the Years Ended December 31, 2010 and 2009

		2010	2009
Reconciliation of net earnings to cash provided by operating activities:			
Net earnings	$	93,992	118,180
Items which did not use cash:			
Depreciation		660	79
Working capital changes which provided (used) cash			
Commissions receivable		11,478	(19,953)
Prepaid expenses		2,258	(10,870)
Commissions payable		(13,003)	23,712
Accounts payable		(3,547)	5,841
Net cash provided by operating activities	$	91,838	116,989

See accompanying notes to financial statements.

L.O. Thomas & Co., Inc.

Notes to Financial Statements

December 31, 2010 and 2009

1. Organization and Summary of Significant Accounting Policies

a. Organization

L.O. Thomas & Co. Inc. (the Company) is an introducing broker dealer registered with the Securities and Exchange Commission (SEC), and Financial Industry Regulatory Authority (FINRA). The transactions are conducted on a fully disclosed basis with other broker-dealers. The Company operates under the exemptive provisions of Securities and Exchange Commission (SEC) Rule 15c3-3(k)(2)(ii).

The Company is registered and conducts business from their office located in Linwood, New Jersey, and they are registered in several other states. The Company's primary source of revenue is providing brokerage services to customers, who are predominately small and middle-market businesses and individuals.

b. Basis of Accounting

The financial statements are prepared on the accrual method of accounting, in accordance with generally accepted accounting principles, whereby revenues are recognized when earned and expenses are recognized when incurred.

c. Commissions

The commission based revenue is recorded on a settlement date basis. Securities transactions, underlying the commissions, are also recorded on a settlement date basis.

d. Property, Computers, Equipment and Leasehold Improvements

Property and equipment are stated at cost and are depreciated over their estimated useful lives. Depreciation is computed by using the straight-line method for financial reporting purposes and straight-line and accelerated methods for income tax purposes. Maintenance and repairs are charged to expense as incurred. Expenditures for major renewals and betterments that extend the useful lives of the assets are capitalized. The cost and related accumulated depreciation of property and equipment retired or disposed of are removed from the accounts and the resulting gains or losses are reflected in income.

1. Organization and Summary of Significant Accounting Policies (Continued)

e. Long-Lived Assets

The Company evaluates the carrying value of long-lived assets in accordance with current standards which require that the assets be tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Historical performance and anticipated future results are considered in assessing potential impairment. When indicators of impairment are present, the recoverability of the carrying value of the assets in question is assessed based on the future undiscounted cash flows expected to result from their use. If the carrying value cannot be recovered, impairment losses would be recognized to the extent the carrying value exceeds fair value.

f. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

g. Income Taxes

The Company has elected S corporation status for both federal and state income tax purposes. No provision for federal income taxes has been recorded in these financial statements because items of income and expense and credits are passed through to the stockholder.

h. Fair Value of Financial Instruments

The carrying amounts reflected in the balance sheets for cash approximate the respective fair values due to the short maturities of those instruments.

1. Organization and Summary of Significant Accounting Policies (Continued)

i. Cash

Cash includes all cash balances and consists of amounts held on deposit with financial institutions. The Company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the federal deposit insurance corporation (FDIC) or securities investor protection corporation (SIPC) insurance limits. The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of temporary cash deposits.

j. Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of temporary cash investments. The Company places its temporary cash with financial institutions that are insured by the FDIC or SIPC.

k. Advertising Costs

The Company expenses all advertising costs in the period in which they are incurred. Advertising for December 31, 2010 and 2009 was $1,882 and $3,482, respectively.

l. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

2. Fixed Assets and Depreciation

At December 31, 2010 and 2009 depreciable fixed assets consisted of the following:

	2010	2009
Office equipment	$ 21,897	21,897
Less: Accumulated depreciation	(20,588)	(19,928)
Fixed assets, net	$ 1,309	1,969

3. Impairment of Long-Lived Assets

Generally accepted accounting principles require that a single accounting model be used for long-lived assets to be disposed of by sale, and broadens the presentation of discontinued operations to include more disposal transactions. Additionally, impairment losses are to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. A review of such assets of the Company has not indicated any material effect on the Company's financial position or results of operations.

4. Concentrations

The Company's revenue is derived from commissions earned through clearing house contracts. The Company receives revenues from four contracts resulting in revenues exceeding 10% of the Company's total revenues. Revenue earned from these contracts at December 31, 2010 and 2009 was approximately $513,000 and $591,000, respectively. At December 31, 2010 and 2009 the amount owed to the Company by these contracts was approximately $25,000 and $40,000, respectively.

5. Lease Obligations/Related Party

The Company leases its office from the stockholder under a month to month operating lease. The lease requires monthly payments of $1,800 with the lease to continue at the same rate on a year-to-year basis. The Company made lease payments of $21,600 and $21,600 to the stockholder during the years ended December 31, 2010 and 2009, respectively. It is anticipated that in the normal course of business, leases that expire will be renewed or replaced with similar leases.

6. Uncertain Tax Positions

The Company adopted the accounting pronouncement dealing with uncertain positions. Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits at December 31, 2010, and no interest or penalties requiring recognition in the financial statements. The Company files tax returns in the U.S. federal tax jurisdiction and in various states. The Company has no open years prior to December 31, 2007.

7. Subsequent Events

Management has evaluated subsequent events through February 25, 2011, the date the financial statements were available to be issued.

8. Net Capital Requirements

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the SEC, which requires it to maintain a minimum net capital requirement of $5,000.

As of December 31, 2010 and 2009 the Company's net capital was $6,209 and $14,778, respectively. This amount exceeded our minimum net capital requirement by $1,209 and $9,778, respectively.

L.O. Thomas & Co., Inc.

Computation of Net Capital Requirements Pursuant to Rule 15c3-1

December 31, 2010

Schedule I

	Focus Report December 31, 2010	Audited Financial Statements December 31, 2010	Change
Total Assets	$ 69,787	$ 69,787	-
Less: Liabilities	52,877	52,877	-
Net worth	16,910	16,910	-
Less: Non-Allowable Assets			
Fixed Assets	1,309	1,309	-
Prepaid Expenses	9,392	9,392	-
Total Non-Allowable Assets	10,701	10,701	-
Tentative Net Capital	$ 6,209	$ 6,209	-
Less:			
Haircuts	-	-	-
Net Capital	$ 6,209	$ 6,209	-
Minimum Net Capital Required	5,000	5,000	
Excess Net Capital	$ 1,209	$ 1,209	

L.O. Thomas & Co., Inc.
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010 and 2009

Schedule II

L.O. Thomas & Co., Inc. is exempt from the Reserve Requirement of Rule 15c3-3(k)(2)(ii).

L.O. Thomas & Co., Inc.
Information Relating to Possession of Control Requirements Under Rule 15c3-3
Securities and Exchange Commission

December 31, 2010 and 2009

Schedule III

L.O. Thomas & Co., Inc. is exempt from the Possession and Control Requirements of Rule 15c3-3(k)(2)(ii).

SUPPLEMENTAL ACCOUNTANT'S REPORT
INTERNAL CONTROLS

To the Stockholder of
L.O. Thomas & Co., Inc.:

In planning and performing our audit of the financial statements of L.O. Thomas & Co., Inc. (the Company), as of and for the years ended December 31, 2010 and 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15 c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17s-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board Members', management, the SEC Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Toms River, New Jersey
February 25, 2011

JUMP, SCUTELLARO AND COMPANY, L.L.P. CERTIFIED PUBLIC ACCOUNTANTS
12 LEXINGTON AVENUE · TOMS RIVER, NJ · 08753 · PHONE (732) 240-7377 · FAX (732) 505-8307 · WEBSITE: jumpcpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder of L.O. Thomas & Co., Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments {General Assessment Reconciliation (Form SIPC-7)} to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by L.O. Thomas & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating L.O. Thomas & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). L.O. Thomas & Co., Inc.'s management is responsible for the L.O. Thomas & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the amounts of the audited Form X-17A-5 for the year ended December 31, 2010 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, utilizing their monthly clearing house reports, noting net differences in income and deductions of $515 more than what was reported, resulting in the Company reporting less in deductions.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers utilizing client prepared summary supporting the adjustments noting no differences.

PENNSYLVANIA OFFICE: 1000 GERMANTOWN PIKE · SUITE H-1 · PLYMOUTH MEETING, PA · 19462 · PHONE (610) 275-0356 · FAX (610) 275-0894

We are not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jump Scutellaro & Company LLP

Toms River, New Jersey
February 25, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ______________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040875 FINRA DEC
L O THOMAS & CO INC 13*13
P O BOX 293
LINWOOD COMMONS-STE A-6
2106 NEW RD
LINWOOD NJ 08221-1046

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form. 609-927-4044
John W. Risley Jr.

2. A. General Assessment (item 2e from page 2) $ 285.35

B. Less payment made with SIPC-6 filed (exclude interest) (-126.10)
8/10/10
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 159.25

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 159.25

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

L.O. Thomas & Co. Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President / CCO
(Title)

Dated the 3rd day of February, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2010
and ending 12/31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,009,411
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	1,009,411
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	895,219
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	42-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	
Total deductions	895,261
2d. SIPC Net Operating Revenues	$ 114,150
2e. General Assessment @ .0025	$ 285.35

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L.O. THOMAS & CO., INC.

Financial Statements

For the Years Ended December 31, 2010 and 2009

(with Independent Auditor's Report thereon)

L.O. Thomas & Co., Inc.

Financial Statements

For The Years ended December 31, 2010 and 2009

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